Exhibit 99.1

Magic Software and Matrix I.T sign MOU to Consider Merger

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OF AMERICA OR IN ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

Or Yehuda, Israel, March 11, 2025 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today that it signed an Memorandum of Understanding (“MOU“) with respect to a proposed merger with Matrix I.T Ltd. (TASE: MTRX).

Magic is pleased to announce that on March 10, 2025, it entered into an MOU with Matrix I.T Ltd., a leading public Israeli IT services company whose shares are traded on the Tel Aviv Stock Exchange Ltd. (“Matrix“ and together with Magic, the “Companies“). According to the provisions of the MOU, Magic and Matrix agreed to negotiate a definitive agreement regarding a merger, under which Matrix will acquire the entire share capital of Magic on a fully diluted basis, by way of a reverse triangular merger, upon completion of which Magic will become a private company wholly owned by Matrix. The consideration to Magic's shareholders will be in the form of Matrix's ordinary shares, based on exchange ratio derived from valuations of the Companies, as detailed below (the “Merger”).

In light of the fact that Formula Systems (1985) Ltd. is considered the controlling shareholder of both the Company and Matrix, since it holds 46.71% and 48.21% of the outstanding ordinary shares of Magic and Matrix, respectively; the “Controlling Shareholder), Magic’s Board of Directors appointed an independent committee (the “Committee“), composed of three (3) external and independent directors, who established orderly work procedures to independently evaluate the deal ; conducted a thorough and comprehensive work process, including an analysis of Magic’s available alternatives (including the option not to proceed with the Merger); and engaged in negotiations with Matrix's independent committee (together with the Committee, the “Committees“) regarding the terms of the Merger. Following the negotiations, the MOU was approved by the Committee (including in its capacity as Magic’s Audit Committee), and by the Board of Directors (without the presence of representatives of the Controlling Shareholder), based on the Committee's recommendation and following its approval.

The combined entity’s aggregate market value is expected to be $2.1 billion (approximately 7.7 billion ILS), a valuation that would place it among the largest publicly traded IT services companies in the U.S and in Europe. Had the Companies already merged in 2024, the combined entity would have reported the following results in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board:

●	Revenues: $2.1 billion.

●	Gross profit: approximately $382 million (Gross margin: 18.6%).

●	Operating income: approximately $183 million (Operating margin: 8.9%).

●	Net income attributable to non-controlling interests: approximately $110.6 million (Net margin: 5.4%).

The combined entity is expected to operate in approximately 50 countries, serve around 6,000 active clients, and employ over 15,000 employees.

Merger Rationale

Magic believes that the contemplated merger represents a compelling strategic opportunity, strengthening Magic’s market position, expanding its capabilities, and enhancing value for its shareholders. The combination of Magic and Matrix is expected to generate significant benefits through increased scale, complementary geographic presence, and a broader product and service portfolio. The key rationales for the Merger are:

1.	Enhanced Scale and Market Position

o	The Merger will create a larger, more resilient IT services and software solutions provider, enhancing the Companies’ position with large enterprise clients, particularly in the Israeli and U.S. markets.

o	The combined entity will be better positioned to compete on a global scale, leveraging a stronger brand, a larger customer base, and a broader suite of solutions and service offerings.

2.	Geographic Complementarity

o	Magic possesses a well-established international presence, particularly in the U.S. and global markets, while Matrix holds a dominant market position in Israel. The Merger will allow the Companies to leverage each other’s strengths to expand geographic reach and enhance international client engagement and delivery.

3.	Product and Service Portfolio Expansion

o	The Merger will create a more diversified product and service offering, enabling cross-selling opportunities and providing Magic's customers with a wider range of solutions and services.

o	Magic’s proprietary low-code/no-code application development and business process integration platforms, along with its software solutions and IT outsourcing services, will be complemented by Matrix’s advanced IT services, system integration expertise, and strong relationships with global software vendors.

o	Clients from both Companies will benefit from a broader spectrum of technology solutions, software products, and IT services under a single unified organization.

4.	Operational Synergies and Efficiencies

o	In addition to the strategic growth anticipated as a result of the Merger, management expects business, managerial and operational synergies.

o	The integration of best practices and shared technological expertise should further enhance shareholder value.

5.	Strengthened Financial Profile and Growth Potential

o	The combined entity with enhanced financial resources, operational capabilities, and revenue streams will be better positioned to invest in future innovation, research and development, and strategic growth initiatives further allowing the combined entity to provide differentiated offerings.

o	The increased scale will support the ability to attract top-tier clients, develop new market opportunities, and reinforce long-term sustainable growth.

This Merger represents a transformative opportunity for both Magic and Matrix, creating a stronger and more diversified company, with enhanced capabilities to serve customers worldwide, drive innovation, and generate long-term value for shareholders. Magic remains committed to a seamless integration process, ensuring continued operational excellence and business continuity throughout the transition.

The Committee has appointed Value Base Mergers and Acquisitions Ltd. as its independent external financial advisors, and Gornitzky GNY Law Firm as its independent external legal advisors. Magic intends to utilize the services of the international investment bank William Blair & Company, L.L.C in the implementation of the Merger.

Key Terms of the MOU

The following outlines the key terms of the MOU regarding the proposed Merger. It should be noted that the MOU is intended to set out the main agreements reached between the Committees, the audit committees and the Companies' Board of Directors, including their agreement on the Merger Consideration. The MOU is not legally binding, except for the provisions of Disclosure, Governing Law and Jurisdiction and Binding Effect.

1.	Merger Structure. Upon completion of the Merger, Matrix will acquire the entire share capital of Magic on a fully diluted basis by way of a reverse triangular merger, and Magic will become a private wholly-owned (100%) subsidiary of Matrix. Ordinary shares of Matrix will continue to be traded exclusively on the Tel-Aviv Stock Exchange Ltd. (the “TASE“). Magic's ordinary shares are expected to be delisted from trading on the TASE and NASDAQ.

2.	Merger Consideration. Magic's shareholders will receive merger consideration in Matrix shares, based on the relative valuations of both Companies presented by the Committees' financial advisors (which were adopted by the Committee, including in its capacity as Magic's Audit Committee, and by Magic’s Board of Directors) and the derived exchange ratio derived of 31.125%/68.875% (Magic and Matrix, respectively), such that immediately following the Merger, Magic’s shareholders will hold 31.125% of the issued and outstanding share capital of Matrix, and the shareholders who held Matrix's shares prior to the Merger will hold 68.875%, both on a fully diluted basis (the “Consideration Shares“ or the “Merger Consideration“). The Companies may distribute dividends in accordance with the provisions of their respective distribution policies as in effect on the date of the MOU (and in any event, up to 75% of their respective net profits attributable to shareholders), for the year 2024 and for the first and second quarters of 2025, without it affecting the agreed relative valuation ratio of 31.125%/68.875%. The Merger is expected to be accounted for in Matrix's financial statements using the pooling of interest method, whereby the company’s assets and liabilities will be recorded at their book value. Accordingly, no original goodwill will be recognized upon acquisition, and consequently, no subsequent amortization of original goodwill will be recorded.

3.	Definite Agreement. The Committees have agreed to cooperate and commence negotiations in good faith, as soon as reasonably practicable, to reach a definitive agreement (the “Definitive Agreement“) in order to reach a regarding the contemplated Merger. The Definitive Agreement will be based on the aforementioned terms as well as other customary terms and conditions. The execution of the Definitive Agreement is subject to the following conditions, among others: (1) satisfactory completion of a due diligence investigation by each of the Companies in respect of the other; (2) each Committee obtaining a separate fairness opinion by an independent financial advisor, confirming the Merger Consideration is fair to the shareholders of the respective company to which such fairness opinion was rendered; (3) obtaining the approval of the Committee, the audit committee and Board of Directors of each of the Companies to the contemplated Merger.

4.	Conditions to Closing. The consummation of the Merger will be subject to conditions to be determined in the Definitive Agreement, including: (1) obtaining each of the Companies’ General Meeting approval to the Merger, by a special majority of the minority shareholders as required under Israeli law; (2) obtaining all regulatory approvals required for the consummation of the Merger; (3) obtaining third party approvals to the Merger, as will be specified in the Definitive Agreement; (4) obtaining a pre-ruling from the Israeli Tax Authority in connection with the Merger and to postpone the tax liability of shareholders; and (5) completing the reporting and disclosure documents required to be published by the Companies under applicable law for the Merger's execution and the issuance of the Consideration Shares.

On March 10, 2025, the Committee (including in its capacity as the Audit Committee) discussed the contemplated Merger structure described above and resolved that, considering the valuations presented and adopted by the Committee, which it finds consistent with its views, and the Merger Consideration, the Merger structure is desirable, appropriate, fair, and best promotes the interests of Magic and its minority shareholders.

The completion of the Merger is subject to the completion of negotiations between the Committees as detailed above, including the completion of due diligence, the signing of Definitive Agreement, and the final approval of the Merger by the competent organs of the Companies. Additionally, the completion of the Merger will be subject to the fulfillment of the conditions precedent to be determined in the Definitive Agreement, including obtaining the required regulatory approvals for the execution of the Merger as well as other third party approvals as shall be determined in the Definitive Agreement. Accordingly, as of the date of this report, there is still no certainty regarding the signing of the Definitive Agreement between the Companies and whether, if signed, all the conditions precedent for the completion of the Merger will be met.

Following the approval of the Committee, the Company's Board of Directors, in its meeting on March 10, 2025, approved the Merger structure and the signing of the MOU establishing its principles.

These materials are not an offer of securities for sale in the United States or in any other jurisdiction, including Israel.

Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and management, as well as financial statements.

Some of the statements in this report may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934, and the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statement is not a guarantee of future performance, and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and the Company undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New risks emerge from time to time, and it is not possible for the Company to predict all risks that may affect it. For more information regarding these risks and uncertainties, as well as certain additional risks that the Company faces, you should refer to the Risk Factors detailed in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, which was filed on May 13, 2024, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

About Magic

Magic (NASDAQ and TASE: MGIC) is a global: (i) provider of proprietary application development and business process integration platforms that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications (the “Magic Technology”); (ii) provider of selected packaged vertical software solutions; and (iii) vendor of software services delivering unique and integrative cutting-edge development projects efficiently and effectively for its customers as well as IT outsourcing software services.

Magic Technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allows enterprises to dramatically improve their business performance and return on investment. The Company also offers a complete portfolio of software services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, mobile, IoT, Big Data, communications and other applications, embedded systems and IoT devices, cloud solutions, cyber and security solutions, advanced algorithms for AI, media and interactive platforms, IT professional outsourcing services and more.

For more information, visit www.magicsoftware.com.

About Matrix (based on Matrix’s public disclosures)

Matrix (TASE: MTRX) is Israel’s leading IT Services Company as demonstrated in recent research reports of the Israeli IT market, published by the research companies IDC and STKI. Matrix employs approximately 11,570 software, hardware, integration, engineering and training personnel, which provide advanced IT services to hundreds of customers in the Israeli market as well as to customers in the U.S market. Matrix executes some of the largest IT projects in Israel. It develops and implements leading technologies, software solutions and products. Matrix provides infrastructure and consulting services, outsourcing, offshore, near-shore, training and assimilation services. Matrix represents and markets leading software vendors. Among its customers are most of the leading Israeli organizations and companies in the industry, retail, banking and finances, education and academe, Hi-tech and start-ups, transportation, defense, healthcare and the government/public sectors. Matrix also markets sells and distributes software solutions and hardware representing wide variety of software vendors from Israel and around the world. Matrix IT’s shares are traded on the TASE.

For more information, visit matrix-globalservices.com.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises:

ir@magicsoftware.com

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